UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

California First Leasing Corporation
(Name of Subject Company (Issuer))

California First Leasing Corporation
(Name of Filing Person(s) (Issuer))

Common Stock, par value $0.01 per share
(Title of Class of Securities)

130222102
(CUSIP Number of Class of Securities)

Patrick E. Paddon
Chief Executive Officer
California First Leasing Corporation
5000 Birch Street, Suite 500
Newport Beach, CA 92660
(949) 255-0500
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With copies to:
Joshua A. Dean, Esq.		S. Leslie Jewett
Jason R. Schendel, Esq.		Chief Financial Officer
Daniel Clausen, Esq.		California First Leasing Corporation
Sheppard, Mullin, Richter & Hampton LLP		5000 Birch Street, Suite 500
650 Town Center Drive, Tenth Floor		Newport Beach, CA 92660
Costa Mesa, CA 92626
October 23, 2023
(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed on October 23, 2023 (“Schedule TO”) by California First Leasing Corporation, a California corporation (the “Company”), with respect to its offer to purchase up to 200,000 shares of its common stock, par value $0.01 per share (collectively, the “shares”), at a price of $16.50 per share, net to the seller in cash, less any applicable withholding taxes, and without interest.

Only those items amended or supplemented are reported in this Amendment No. 2. Except as specifically provided herein, the information contained in the Schedule TO remains unchanged and this Amendment No. 2 does not modify any of the information previously reported on the Schedule TO. The information which was previously filed with the Schedule TO, including the exhibits thereto, is hereby expressly incorporated by reference into this Amendment No. 2, except that such information is hereby amended and supplemented to the extent provided herein. You should read this Amendment No. 2 together with the Schedule TO, the Offer to Purchase dated November 15, 2022, the Letter of Transmittal, and the other exhibits attached to this Amendment No. 2 and the Schedule TO.

ITEMS 1 THROUGH 9 AND ITEM 11.

Amendments to the Offer to Purchase, the Letter of Transmittal and Other Exhibits to the Schedule TO

1.

The Company has elected to purchase an additional 2.0% of its outstanding shares in connection with the tender offer without extending the expiration of the tender offer, as contemplated by and permitted by the Offer to Purchase.

2.

After giving effect to the additional 2.0% of the Company’s outstanding shares being purchased, the Company expects to purchase an aggregate of 394,069 shares of its common stock in connection with the tender offer for aggregate consideration of $6,502,139.

3.

The Company estimates that an aggregate of 575,537 shares of the Company’s common stock were validly tendered and not validly withdrawn prior to the expiration of the tender offer.  After giving effect to odd lots, which shall be purchased without proration as contemplated and permitted by the Offer to Purchaser, the proration factor is estimated to be 68.5%.  This means that if a hypothetical shareholder tendered shares of the Company’s common stock into the tender offer and such shareholder was not tendering an odd lot, the Company expects to (a) purchase approximately 68.5% of the shares of its common stock tendered by such hypothetical shareholder into the tender offer and (b) return the remaining unpurchased shares back to such hypothetical shareholder.

ITEM 11.	ADDITIONAL INFORMATION

Item 11 of the Schedule TO is hereby amended and supplemented by adding the following information to the end thereof:

On December 5, 2023, the Company issued a press release announcing the preliminary results of the Offer, which expired at 5:00 p.m., New York City time, on December 4, 2023. A copy of such press release is filed herewith as Exhibit (a)(1)(F)(i) and is incorporated herein by reference.

ITEM 12.	EXHIBITS

Reference is hereby made to the following exhibits which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

(a)(1)(A)*	Offer to Purchase for Cash, dated October 23, 2023
(a)(1)(B)*	Letter of Transmittal
(a)(1)(C)*	Notice of Guaranteed Delivery
(a)(1)(D)*	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)*	Letter to Clients
(a)(1)(F)*	Press Release, dated October 23, 2023
(a)(1)(A)*	Supplement No. 1 to Offer to Purchase for Cash, dated October 31, 2023
(a)(1)(F)(i)**	Press Release, announcing the preliminary results of the tender offer
(b)	None
(d)	None
(g)	None
(h)	None
107**	Calculation of Filing Fee Table

*	Previously filed on Schedule TO
**	Filed herewith

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

California First Leasing Corporation

By:	/s/ S. Leslie Jewett
Name: S. Leslie Jewett
Title: Chief Financial Officer
Date: December 5, 2023